DO AH

16001982

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
409

SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALLEW INVESTMENTS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 I-55 North, Suite

(No. and Street)

Jackson, MS 39211

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Brooks Mosley 601-368-3500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD LLP

(Name – *if individual, state last, first, middle name*)

190 E. Capitol St., Suite 500, Jackson, MS 39201

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OW

OATH OR AFFIRMATION

I, C. Brooks Mosley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ballew Investments, Inc., as of 12/31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres - Financial Operations Officer

Title

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 108381 LINDA E. HOLDEN Commission Expires March 20, 2018 RANKIN COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ballew Investments, Inc.

Financial Statements and

Reports of Independent Registered Public Accounting Firm

December 31, 2015

Ballew Investments, Inc.

December 31, 2015

BKD LLP
CPAs & Advisors

190 E. Capitol Street, Suite 500 // Jackson, MS 39201-2190
601.948.6700 // fax 601.948.6000 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

We have audited the accompanying statement of financial condition of Ballew Investments, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information required by the Securities and Exchange Commission Rule 17a-5 as listed in the table of contents (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

BKD, LLP

Jackson, Mississippi
February 26, 2016

Ballew Investments, Inc.
Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 111,098
Deposit with clearing firm or broker	25,000
Commissions receivable	32,495
	$ 168,593
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 31,109
Due to affiliate	4,797
	35,906
Stockholder's Equity	
Common stock, $.01 par value	
Authorized - 1,000,000 shares	
Issued and outstanding - 10,000 shares	100
Additional paid-in capital	84,900
Retained earnings	47,687
	132,687
	$ 168,593

Ballew Investments, Inc.
Statement of Operations
Year ended December 31, 2015

Revenues	
Commission and fee income	$ 376,565
Interest income	111
	376,676
Expenses	
Commissions	$ 13,073
Production compensation	139,372
General and administrative	200,867
	353,312
Income Before Income Taxes	23,364
Income Tax Expense	4,797
Net Income	$ 18,567

Ballew Investments, Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2015	$ 100	$ 59,900	$ 29,120	$ 89,120
Capital Contribution	-	25,000	-	25,000
Net income	-	-	18,567	18,567
Balance at December 31, 2015	$ 100	$ 84,900	$ 47,687	$ 132,687

Ballew Investments, Inc.

Statement of Cash Flows

Year ended December 31, 2015

Operating Activities	
Net income	$ 18,567
Changes in	
Commissions receivable	(4,530)
Accounts payable and accrued expenses	10,328
Due to affiliate	593
Net cash provided by operating activities	24,958
Financing Activities	
Capital contribution	25,000
Increase in Cash	49,958
Cash, Beginning of Year	61,140
Cash, End of Year	$ 111,098
Supplemental Cash Flows Information	
Income taxes paid	$ 4,204

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2015

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Ballew Investments , Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is located in Jackson, Mississippi and engages primarily in the business of selling variable life insurance, variable annuity products, mutual funds and securities traded on various exchanges. The Company has clients throughout the United Sates, the majority of which are located in the South and Southeast.

The Company is a wholly-owned subsidiary of Security Ballew, Inc. (Security Ballew). SB Holding Company, Inc. (SB Holding), a Mississippi Corporation, owns 100% of Security Ballew. The Company and SB Holding are under common management.

Recognition of Commissions and Fee Income

Commission income on variable life insurance and annuity products is recognized as revenue when due from the policy issuer. Commission income on securities transactions is recognized on the trade date.

Subordinated Borrowings

The Company had no borrowings under subordination agreements at December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2015, the Company's cash accounts did not exceed the federally insured limits.

Subsequent Events

Subsequent events have been evaluated through February 26, 2016, which is the date the financial statements were issued.

Ballew Investments, Inc.
Notes to Financial Statements
Year ended December 31, 2015

Note 2: Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregated indebtedness change daily. At December 31, 2015, the Company's aggregate indebtedness to net capital was 0.172 to 1.

The net capital requirement at December 31, 2015, follows:

Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000
Net capital computed using regulatory agency requirements	$ 132,559
Excess net capital	$ 127,559

Note 3: Income Taxes

The Company, for income tax purposes, is included in the consolidated tax return of its affiliated group. For financial statement purposes, the Company computes its income tax by applying the statutory rate to its pretax income reported in the financial statements (separate return method).

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2012.

The provision for income taxes for 2015 consists of the following.

Federal	$ 3,668
State	1,129
	$ 4,797

The Company's actual income tax expense differs from income tax expense at the statutory rate due to graduated tax rates.

Ballew Investments, Inc.

Notes to Financial Statements

Year ended December 31, 2015

Note 4: Related Party Transactions

As discussed in Note 1, the Company is a wholly-owned subsidiary of Security Ballew. The Company operates in consort with Security Ballew and other subsidiaries of Security Ballew to provide a wide range of financial services to its customers. As a result, certain services and expenses are shared among members of the group.

Pursuant to an expense allocation agreement between the Company and Security Ballew, the Company's financials statements reflect the allocation of costs incurred for occupancy, operations, administrative support and management salaries. The allocations are based on systematic methodologies that consider the number of employees and usage factors. For the year ended December 31, 2015, the Company recorded expenses totaling $105,500 under this agreement.

Security Ballew tracks compensation paid to the account executives on a company-specific basis and allocates the cost to the respective company. The Company recognized production compensation expense for 2015 of $139,372, as a result of this allocation.

At December 31, 2015, the Company has a payable to Security Ballew of $4,797 relating to the Company's share of income taxes.

Note 5: Commitments and Contingent Liabilities

Under terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

Ballew Investments, Inc.

Supplementary Information Required by the

Securities and Exchange Commission (SEC) Rule 17a-5

December 31, 2015

Ballew Investments, Inc.
Schedule I - Computation of Net Capital Requirement
Under SEC Rule 15c3-1
December 31, 2015

Net Capital

Total stockholder's equity from statement of financial condition	$ 132,687
Other deductions	(128)
Net capital	$ 132,559

Aggregate Indebtedness

Total aggregate indebtedness from statement of financial condition	$ 35,906

Computation of Basic Net Capital Requirement

Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000

Excess Net Capital	$ 127,559
Ratio: Aggregate Indebtedness to Net Capital	0.271

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015)

Net Capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 143,735
Adjustment to accrue state franchise tax, net of income tax	$ (11,176)
Net capital per above	$ 132,559

Ballew Investments, Inc.

Schedule II - Computation for the Determination of the Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

Year ended December 31, 2015

The Company is not required to file the above schedules, as it has claimed exemption from the Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii) of the rule, as the broker-dealer is an introducing broker-dealer who clears all transactions on a fully-disclosed basis through a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing firm which carries all the customer accounts and maintains the appropriate books and records.

BKD LLP
CPAs & Advisors

190 E. Capitol Street, Suite 500 // Jackson, MS 39201-2190
601.948.6700 // fax 601.948.6000 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ballew Investments, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under *the Securities Exchange Act of 1934*.

BKD, LLP

BKD, LLP

Jackson, Mississippi
February 26, 2016

Ballew Investments, Inc.

Exemption Report

Year ended December 31, 2015

Ballew Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2) (ii)]

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, C. Brooks Mosley, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

February 26, 2016